

January 30, 2012

Via E-mail
Russell M. Gifford
Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street
Suite 2900
Honolulu, HI 96813-2833

> **Re:**   **Barnwell Industries, Inc.**
> **Form 10-K for Fiscal Year ended September 30, 2011**
> **Filed December 13, 2011**
> **File No. 001-05103**

Dear Mr. Gifford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibit 99.1

1.   Item 1202(a)(8)(v) of Regulation S-K requires a discussion of primary economic assumptions utilized in the report. As such, please quantify the 12-month average oil price and gas price, as adjusted, used in making the reserves estimation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief